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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34945
CUSIP NUMBER 89600B 20 1

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Triangle Petroleum Corporation
Full Name of Registrant

Peloton Resources Inc.
Former Name if Applicable

1200 17th Street, Suite 2600
Address of Principal Executive Office (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Triangle Petroleum Corporation (the “Company”) has determined that it will be unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2013 (the “2013 Form 10-K”) by April 16, 2013, without unreasonable effort or expense because of outstanding comments that the Company received from the Securities and Exchange Commission (the “SEC”). These comments were received in connection with SEC’s periodic review of the Company’s reports.  The SEC and the Company are currently in discussions to resolve the SEC’s comments relating to its Form 10-Q for the fiscal quarter ended October 31, 2012 concerning the appropriate consolidated accounting treatment of certain income recognized by the Company from pressure pumping services provided by a subsidiary of the Company, RockPile Energy Services, LLC (“RockPile”), to wells in which the Company held an economic interest.  Management believes that resolution of the SEC’s comments will neither affect RockPile’s standalone results for such period nor impact the previously issued fiscal year 2014 financial guidance for Rockpile, which was furnished on a standalone basis.  Because the Company had similar arrangements in place with Rockpile in the fiscal fourth quarter for the period ended January 31, 2013 and will have such arrangements in the foreseeable future, the Company believes that it is in the best interests of investors to resolve the SEC comments prior to filing the 2013 Form 10-K. The Company expects to file the 2013 Form 10-K as promptly as practicable following resolution of the SEC’s comments.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Justin Bliffen, Chief Financial Officer	(303)	260-6042
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company cannot complete its financial statements for the fiscal year ended January 31, 2013 pending the resolution of the SEC’s comments described above, the Company anticipates reporting an increase in production volumes and total revenue for the fiscal year ended January 31, 2013 compared to the fiscal year ended January 31, 2012, primarily resulting from having had a full year of field operations as well as increases in oil and gas sales and pressure pumping revenue.  As a result of the open matters in the SEC comment letter described above, the Company is unable to provide a reasonable quantitative estimate of the foregoing changes.

This Form 12b-25 contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking. Such forward-looking statements include statements regarding the timing of filing of the 2013 Form 10-K and the contents thereof, including results of operations for the fiscal year ended January 31, 2013, and the effect of the SEC’s comments on RockPile’s standalone results for fiscal year 2014 and fiscal year 2014 financial guidance. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. In any forward-looking statement in which the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The Company cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

Triangle Petroleum Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 16, 2013	By	/s/ Justin Bliffen
Justin Bliffen
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).